
02038415

1-13448

FORM 6-K
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

May 7, 2002

Banco Santander - Chile
(Exact name of Registrant as specified in its charter)
Republic of Chile
(Jurisdiction of incorporation)
Bandera 140
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

FORM 20-F X **FORM 40-F** ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934

YES ____ **NO** X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : Not applicable

BANCO SANTANDER - CHILE

TABLE OF CONTENTS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

May 7, 2002



BANCO SANTANDER-CHILE

Name: Roberto Jara Cabello

Title: Accounting Manager



Banco
Santander - Chile

Banco Santander - Chile and Subsidiaries

CONSOLIDATED FINANCIAL STATEMENTS AT March 31, 2002

ASSETS	March 31 2002 Ch$ (Millions)	March 31 2001 Ch$ (Millions)
CASH AND DUE FROM BANKS	553,720.9	482,317.5
LOANS:		
Commercial loans	1,374,792.8	1,209,411.5
Foreign trade loans	359,217.2	296,882.1
Consumer loans	341,856.6	344,318.4
Mortgage loans	522,204.2	529,053.9
Lease contracts	127,691.7	117,086.8
Contingent loans	306,627.9	279,778.0
Other outstanding loans	392,787.9	325,685.9
Past-due loans	50,373.3	50,391.9
Total loans	**3,475,551.6**	**3,152,608.5**
Reserves for loan losses	(58,206.4)	(63,097.6)
Total loans, net	**3,417,345.2**	**3,089,510.9**
OTHER LOANS OPERATIONS:		
Interbank loans	53,047.3	18,455.9
Investments purchased under agreements to resell	131,636.5	19,995.4
Total other loans operations	**184,683.8**	**38,451.3**
INVESTMENTS:		
Government securities	634,987.7	485,198.9
Other financial investments	470,860.3	608,700.7
Investment collateral under agreements to repurchase	279,647.1	322,375.0
Deposits in the Central Bank of Chile	--	--
Assets for leasing	6,063.5	1,742.9
Assets received or awarded in lieu of payment	14,700.1	14,614.6
Other not financial investments	142.0	33.1
Total investments	**1,406,400.7**	**1,432,665.2**
OTHER ASSETS:	**340,841.0**	**215,401.5**
FIXED ASSETS:		
Bank premises and equipment	110,212.0	110,960.9
Investments in other companies	1,553.7	1,487.6
Total fixed assets	**111,765.7**	**112,448.5**
TOTAL ASSETS	**6,014,757.3**	**5,370,794.9**



Banco
Santander - Chile

CONSOLIDATED FINANCIAL STATEMENTS AT March 31, 2002

LIABILITIES AND SHAREHOLDERS' EQUITY	March 31 2002 Ch$ (Millions)	March 31 2001 Ch$ (Millions)
DEPOSITS AND OTHER LIABILITIES:		
Current accounts	432,583.9	418,825.2
Savings accounts and time deposits	2,400,101.4	2,222,792.0
Bankers drafts and other deposits	542,529.1	355,017.8
Investments sold under agreements to repurchase	332,947.2	327,627.1
Mortgage finance bonds	552,081.9	551,023.3
Contingent liabilities	306,919.7	279,719.8
Total deposits and other liabilities	**4,567,163.2**	**4,155,005.2**
BONDS:		
Bonds	197,381.4	207,820.9
Subordinated bonds	173,615.9	163,067.8
Total bonds	**370,997.3**	**370,888.7**
BORROWINGS FROM BANCO CENTRAL DE CHILE AND OTHER FINANCIAL INSTITUTIONS:		
Chilean Central Bank credit lines for renegotiations of loans	3,598.9	4,941.9
Other Central Bank borrowings	25,787.0	18,696.9
Borrowings from domestic financial institutions	49,042.8	21,673.1
Foreign borrowings	103,665.5	8,753.4
Other obligations	46,500.8	52,606.0
Total borrowings from financial institutions	**228,595.0**	**106,671.3**
OTHER LIABILITIES:	**359,413.5**	**290,069.4**
Total liabilities	**5,526,169.0**	**4,922,634.6**
VOLUNTARY PROVISIONS:	**9,486.0**	**12,006.8**
MINORITY INTEREST	**628.9**	**537.2**
SHAREHOLDERS' EQUITY:		
Capital and reserves	448,216.4	404,842.0
Fluctuations of financial investments	3,174.8	4,781.3
Income for the period	27,082.2	25,993.0
Total shareholders' equity, net	478,473.4	435,616.3
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**6,014,757.3**	**5,370,794.9**



Banco
Santander - Chile

BANCO SANTANDER - CHILE AND SUBISIDIARIES
CONSOLIDATED INCOME STATEMENT
For the periods between January 1, and March 31,

	2002 Ch$ (Millions)	2001 $ (Millions)
OPERATING INCOME		
Interest income	98,067.9	118,981.6
Gain from trading and brokerage activities	17,998.1	13,363.1
Fees income	13,111.3	13,535.1
Gains from foreign exchange transactions	--	539.9
Other operating income	497.1	230.8
Total operating income	129,674.4	146,650.5
Less:		
Interest expense	(42,684.7)	(63,204.4)
Losses from trading and brokerage activities	(7,478.4)	(1,915.0)
Fees expenses	(1,905.7)	(1,432.7)
Losses from foreign exchange transactions	(3,046.2)	--
Other operating expenses	(2,572.4)	(2,531.6)
Gross margin	71,987.0	77,566.8
Personnel salaries and expenses	(16,113.0)	(15,689.2)
Administrative expenses	(10,546.6)	(10,864.7)
Depreciation and amortization	(3,421.6)	(3,170.7)
Net margin	41,905.8	47,842.2
Reserve for loan losses	(12,689.6)	(12,345.7)
Recovery of loans previously written off	2,944.5	2,878.6
Operating income	32,160.7	38,375.1
OTHER INCOME AND EXPENSES:		
Non-operating income	2,868.7	1,052.3
Non-operating expenses	(2,379.2)	(2,381.9)
Results from foreign branches	--	--
Income attributable to investments in other companies	38.3	32.4
Loss from price-level restatement	1,170.5	(337.2)
Income before income taxes	33,859.0	36,740.7
Income taxes	(6,042.9)	(5,262.2)
Net income after taxes	27,816.1	31,478.5
Minority interests	(44.3)	(36.1)
Net income before voluntary provisions	27,771.8	31,442.4
Voluntary provisions	(689.6)	(5,449.4)
NET INCOME	**27,082.2**	**25,993.0**



Banco
Santander - Chile

ROBERTO JARA CABELLO **Accounting Manager**	**OSCAR VON CHRISMAR CARVAJAL** **General Manager**

 Banco Santander Chile

CONTACTS:

Raimundo Monge	Robert Moreno	Jaime Cano
Banco Santander Chile	Banco Santander Chile	Santander Central Hispano
562-320-8505	562-320-8284	212-350-3903

BANCO SANTANDER CHILE ANNOUNCES RESULTS FOR THE FIRST QUARTER 2002

- In the first quarter of 2002, net income reached a record level of Ch$27,082 million (US$41 million, Ch$1.08/share and US$0.36/ADR), increasing 24.7% compared to the fourth quarter of 2001 and 4.2% compared to the same period of 2001. ROE reached 24.2% in the quarter.

- Total loans up 11.3% in twelve months. Flat loan growth between December 31, 2001 and March 31, 2002 due to a decrease in low yielding contingent loans offset by a 1.1% increase in commercial loans and a 2.2% rise in consumer loans in this period.

- Asset quality continued to improve. The ratio of past due loans to total loans improved from 1.59% in the first quarter of 2001 to 1.43% in the present quarter. At the same time the risk index decreased from 1.72% to 1.33% in the same period.

- The funding mix also improved. Between December 31, 2001 and March 31, 2002 total customer funds increased 2.7% led by a 22.5% rise in non-interest bearing liabilities.

- Operating expenses decreased 5.0% compared to the first quarter of 2001. The Bank's efficiency ratio reached 41.8% in the quarter.

- In the first quarter of 2002 compared to the same period of 2001 fees from ATM usage fees were up 9.0% and foreign trade finance fees increased 14.9%. Fees from the Bank's main subsidiaries grew 8.8% with a 44.6% rise in insurance brokerage fees.

- The Bank held its annual shareholders meeting on April 17, 2002 and the shareholders approved to pay a dividend of Ch$3.66/share which is equivalent to a payout ratio of 100% over 2001 earnings and 90% higher than the dividend paid in 2001.

- The Bank's foreign currency rating (A-) was placed on positive outlook by Standard and Poor's following a similar change for Chile's sovereign rating. Moody's changed its outlook to positive for the Bank's financial strength rating (C+). Fitch also confirmed its A- rating for Banco Santander Chile in the quarter. Banco Santander Chile has the highest international risk ratings for a Bank in Latin America.

Santiago, Chile, April 29, 2002[1]**-** Banco Santander Chile (NYSE: BSB) today announced its unaudited results for the first quarter ended March 31, 2002. These results are reported on a consolidated basis in accordance with Chilean GAAP. March 31, 2001 figures are in constant Chilean pesos as of March 31, 2002.[2]

Net income for the first quarter of 2002 totaled a record high Ch$27,082 million (Ch$1.08/share and US$0.36/ADR), an increase 24.7% compared to the fourth quarter of 2001 and of 4.2% over the first quarter of 2001. In the same period pre-tax profits reached Ch$33,125 million increasing 6.0% and 29.6%, respectively and represented 18.7% of the total pre-tax profits in the Chilean banking system.

The increase in earnings compared to the first quarter of last year was mainly due: **(i) Strong volume growth.** Total loans were up 11.3% in twelve months. Between December 31, 2001 and March 31, 2002 commercial loans increased 1.1% and consumer loans rose 2.2%. **(ii) Improved funding mix.** Between December 31, 2001 and March 31, 2002 total customer funds increased 2.7% led by a 22.5% rise in non-interest bearing liabilities. Through the development of advanced cash management and payment services, the Bank has successfully positioned itself in this highly profitable line of business. **(iii) Tight cost control.** Operating expenses decreased 5.0% compared to the first quarter of 2001, reflecting the various actions being undertaken in order to improve efficiency, such as, modifying the branch format, centralizing back office functions and increasing the space dedicated to complementary channels such as ATMs, Internet and other automated terminals. **(iv) Better asset quality**, which resulted in a 24.8% decrease in loan loss provisions. In this period the ratio of past due loans to total loans descended from 1.59% in the first quarter of 2001 to 1.43% in the present quarter. At the same time the risk index decreased from 1.72% to 1.33%. **(v) Rise in fee income**. It is important to point out that in the first quarter of 2001 the Bank recognized Ch$1,495 million in fee income from structuring an infrastructure bond. Excluding this one-time gain fee income increased 5.6%. Fees from checking accounts, which grew 5.6%, ATM usage fees were up 9.0% and foreign trade finance fees increased 14.9%. Fees from the Bank's main subsidiaries grew 8.8% with a 44.6% rise in insurance brokerage fees.

---

1 Safe harbor statement under the Private Securities Litigation Reform act of 1995: All forward-looking statements made by Banco Santander-Chile involve material risks and uncertainties and are subject to change based on various important factors, which may be beyond the Bank's control. Accordingly, the Bank's future performance and financial results may differ materially from those expressed or implied in any such forward-looking statements. Such factors include, but are not limited to, those described in the Bank's filings with the Securities and Exchange Commission. The Bank does not undertake to publicly update or revise the forward-looking statements even if experience or future changes make it clear that the projected results expressed or implied therein will not be realized.

2 The Peso/US dollar exchange rate as of March 31, 2001 was Ch$664.44 per dollar. March 2001 figures have been adjusted by the price level restatement factor of 1.0253.

Banco Santander Chile (Ch$ million March 31, 2002)	Quarter			Change %	
	IQ 2002	IVQ 2001	IQ 2001	IQ 2002/2001	IQ/IVQ 2002/2001
Net income	**27,082**	**21,719**	**25,993**	**4.2%**	**24.7%**
Net operating income	**31,487**	**27,817**	**32,924**	(4.4%)	**13.2%**
Net income/share (Ch$)	1.08	0.86	1.03	**4.3%**	**24.9%**
Net income/ADR (US$)*	0.36	0.29	0.37	(2,7%)	24.1%
Total loans	**3,528,599**	**3,540,093**	**3,171,063**	**11.3%**	**(0.3%)**
Customer funds	**3,827,904**	**3,728,398**	**3,458,274**	**10.7%**	**2.7%**
Customer deposits	3,375,214	3,259,850	2,996,635	12.6%	3.5%
Mutual funds (quarterly average)	452,690	468,548	461,639	(1.9%)	(3.4%)
Shareholder's equity	**478,473**	**453,869**	**435,616**	**9.8%**	**5.4%**
Net financial margin	4.1%	5.0%	4.9%		
Efficiency ratio	41.8%	43.2%	39.8%		
ROE **	24.2%	24.0%	25.7%		
ROA	1.8%	1.5%	1.9%		
PDLs / Total loans	1.43%	1.30%	1.59%		
Risk Index	1.33%	1.30%	1.72%		
Coverage of past due loans	134.4%	135.7%	149.0%		
BIS ratio	13.1%	11.3%	14.9%		
Branches	179	179	181		
ATMs	508	497	462		
Employees	3,997	4,055	4,099		

* The change in earnings per ADR may differ than the change in earnings per share due to the exchange rate.

** Annualized Earnings / Average Capital & Reserves.

The Bank's net income in the first quarter of 2002 by different business areas was as follows:

Business Areas (Ch$ million March 31, 2002)	**IQ 2002**	**IQ 2001**	**Change %**
Corporate banking and retail[1]	14,776	16,034	(7.8%)
Banefe[2]	5,979	5,293	13.0%
Retail and corporate banking	20,755	21,327	(2.7%)
Subsidiaries:			
Securities Agency[3]	4,125	3,557	16.0%
Asset Management[4]	996	793	25.6%
Insurance Brokerage[5]	184	117	57.3%
Securitization[6]	1,022	207	393.7%
Net income	**27,082**	**25,993**	**4.3%**

1. Consumer and mortgage banking for middle and upper income individuals, corporate banking, middle market and treasury
2. Banefe: Consumer and mortgage banking for lower-middle and middle-income individuals
3. Santander S. A. Agente de Valores
4. Santander S. A. Administradora de Fondos Mutuos
5. Corredora de Seguros Santander Ltda.
6. Santander S. A. Sociedad Securitizadora

Total net income from retail and corporate banking decreased 2.7% in the first quarter of 2002 compared to the same period of last year. The lower net income in the corporate and retail and divisions was mainly due to the lower mark-to-market gains recorded in the first quarter of 2001, lower fee income due to the extraordinary fee income recognized in the first quarter of 2001 and the lower level of net financial income. This was partially offset by lower loan loss provisions in these segments and stable operating expenses. The 13.0% increase in net income in Banefe was mainly due to a higher net interest margin and a 11% decrease in operating expenses.

The Securities Agency net income increased 16.0% due to a 46.6% rise in gains from the mark-to-market of financial investments. The 25.6% increase in results from the Asset Management subsidiary was mainly due to a 37% decrease in operating expenses in the quarter. Insurance brokerage continues to grow rapidly as reflected in the 57.3% increase in results. Fee income in this subsidiary rose 44.6% when compared to the first quarter of 2001. Finally net income from the securitization subsidiary increased 393.7% due to gains from the securitization of the Chilean sovereign bonds.

NET FINANCIAL INCOME

Negative inflation rates transitorily compressed margins in the quarter

Net Financial Income (Ch$ million March 31, 2002)	Quarter			Change %	
	IQ 2002	IVQ 2001	IQ 2001	IQ 2002/2001	IQ/IVQ 2002/2001
Net interest income	55,383	27,282	55,778	(0.7%)	103.0%
Net results of hedging positions[3]	(3,046)	36,069	540	--	--
Net financial income	**52,337**	**63,351**	**56,318**	**(7.1%)**	**(17.4%)**
Net financial margin*	**4.1%**	**5.0%**	**4.9%**		

* Annualized.

Net financial income decreased 7.1% compared to the first quarter of 2001. Despite a 10.0% increase in average earning assets and a better funding mix, the Bank's net financial margin contracted to 4.1%. During the first quarter of 2002, various factors influenced the evolution of margins:

- **Low inflation rate.** In the first quarter of 2002 inflation reached negative 0.4% compared to +0.14% on the first quarter of 2002. This lower inflation rate negatively affected the net interest margin since the Bank has a positive gap in terms of inflation-indexed assets and liabilities. At the same time the negative inflation rates compresses the spread gained over non-interest bearing liabilities and capital. It is important to point out that this effect should, for the most part, reverse in the coming months as inflation returns to normal levels.
- **Loan mix.** In the last twelve months loan growth was transitorily led by the lower yielding large corporate loans as the Bank booked certain short-term bridge loans before completing the structuring process of large bond issues for these clients. As a result, net interest margin temporarily contracted, but this trend should reverse as the bonds in the pipeline are issued. This will cause total large corporate loans to decrease and fee income to rise, in line with the Bank's overall strategy of focusing on profitability. This temporary increase in large corporate loans has been partially offset by the recurrent shift in the composition of the Bank's loan portfolio. For example, in the first quarter of 2002, loans in the retail segment increased 1.5% since year-end 2001 with a 6.0% increase in consumer loans in this segment. In the middle market loans increased 1.7% in the same period, led by a 3.2% rise in higher yielding commercial loans. In Banefe, despite the lack of loan growth, the net financial margin in this segment increased 83 basis points in the first quarter of 2002 compared to the same period of the previous year.

3 For analysis purposes the results from foreign exchange transactions, which consists mainly of the results of forward contracts which hedge foreign currencies positions, has been included in the calculation of the net financial income and net financial margin. Under SBIF guidelines these gains/losses cannot be considered interest revenue, but must be considered as gains/losses from foreign exchange transactions and, accordingly, registered in a different line of the income statement. This accounting asymmetry distorts net interest income and foreign exchange transaction gains especially in periods of high volatility of the exchange rate. The results of these hedging positions have been added to net financial income to indicate the Bank's actual net interest margin as they are linked to normal credit operations.

These factors were partially offset by:

- **Increase in non-interest bearing liabilities.** Since the beginning of this year non-interest bearing liabilities increased 22.5% and 26.0% in twelve months. The Bank's successful focus on providing more and better transactional cash management services for corporate clients and better client service in the retail segment has resulted in an important growth of non-interest bearing liabilities.

INTEREST EARNING ASSETS

Loan growth focused in the retail segment

Interest Earning Assets	**Quarter ended,**			**Change %**	
(Ch$ million March 31, 2002)	**March 31, 2002**	**December 31, 2001**	**March 31, 2001**	**IQ 2002/2001**	**IQ/IVQ 2002/2001**
Commercial loans	1,374,793	1,360,269	1,209,411	13.7%	1.1%
Consumer loans	341,857	334,641	344,318	(0.7%)	2.2%
Residential mortgage loans*	621,231	618,530	576,483	7.8%	0.4%
Foreign trade loans	359,217	362,277	296,882	21.0%	(0.8%)
Contingent loans	306,628	347,660	279,778	9.6%	(11.8%)
Leasing	127,692	128,403	117,087	9.1%	(0.6%)
Other outstanding loans**	344,134	335,258	328,648	4.7%	2.6%
Total gross loans	**3,475,552**	**3,487,038**	**3,152,607**	**10.2%**	**(0.3%)**
Interbank loans	53,047	53,055	18,456	187.4%	(0.0%)
Financial investments	1,517,132	1,566,922	1,436,270	5.6%	(3.2%)
Total interest-earning assets	**5,045,731**	**5,107,015**	**4,607,333**	**9.5%**	**(1.2%)**

* Includes residential mortgage loans backed by mortgage bonds (letras hipotecarias para la vivienda) and residential mortgage loans not funded with mortgage bonds (mutuos hipotecarios para la vivienda)
**Includes non-residential mortgage loans backed by a mortgage bond (letras hipotecarias para fines generales), past due loans and other loans.

In the twelve-month period ended March 31, 2002 total loans grew 11.3% with a 13.7% increase in commercial loans, a 21.0% rise in foreign trade loans and a 9.6% increase in contingent loans. In the first quarter of 2002 the Bank's loan portfolio, excluding interbank loans, decreased 0.3% compared to year-end 2001. This was mainly due to a 11.8% decrease in low yielding contingent loans. On the other hand high yield commercial loans and consumer loans increased 1.1% and 2.2%, respectively in this period.

- *Corporate Lending*

(Ch$ million March 31, 2002)	Quarter ended, March 31, 2002	December 31, 2001	March 31, 2001	% Change IQ/IVQ 2002/2001
Large Corporate	1,218,363	1,248,509	998,001	(2.4%)
Medium Sized Companies & Real Estate	757,764	745,301	755,488	1.7%
Medium Sized Companies	613,808	604,628	606,984	1.5%
Real Estate	143,956	140,673	148,504	2.3%
Total Corporate Loans	**1,976,127**	**1,993,810**	**1,753,489**	**(0.9%)**

Total corporate loans decreased 0.9% between year-end 2001 and the end of the first quarter of 2002. This decrease was mainly due to a 2.4% fall in large corporate loans as a result of the Bank's focus on profitability as contingent loans in this segment decreased 38.0%. For the rest of the year the Bank expects low loan growth in this segment as various large corporate bond issues are in the pipeline as large corporations are taking advantage of attractive long-term interest rates. The should also have a positive effect on fee income in the coming months. This is line with the Bank's strategy of focusing on profitability in each business segment.

Lending to the higher yielding medium-sized companies increased 1.7% since the beginning of the year. The Bank has increased lending to select clients in this segment as the economic outlook for Chile has become more favorable. The product that most grew in this segment were commercial loans, which increased 3.2% since the beginning of the year.

- *Retail Lending*

(Ch$ million March 31, 2002)	Quarter ended, March 31, 2002	December 31, 2001	March 31, 2001	% Change IQ/IVQ 2002/2001
Banca Personas	920,790	910,814	863,578	1.1%
Small Companies	274,664	267,208	247,286	2.8%
Total Retail Loans	**1,195,454**	**1,178,022**	**1,110,864**	**1.5%**

Loans in the retail segment, increased 1.5% compared to the end of the fourth quarter of 2001 in line with the Bank's strategic plan of increasing its presence in this profitable segment. Loans in Banca Personas, (middle/upper-income segment) increased 1.1% with growth concentrated in consumer lending and mortgage lending to middle and upper income segments. Consumer loans in this segment increased 6.6% compared to the fourth quarter of 2001. The Bank's extensive distribution network and improving client service has also been a key factor in reactivating lending in this segment. The 2.8% growth of loans in the small companies segment reflects the moderate recovery of the economy as commercial loans in this segment grew 5.0%.

- *Banefe*

(Ch$ million March 31, 2002)	Quarter ended, March 31, 2002	December 31, 2001	March 31, 2001	% Change IQ/IVQ 2002/2001
Banefe	**287,503**	**289,131**	**309,258**	**(0.6%)**

Banefe's loan portfolio decreased 0.6% in the first quarter compared to the end of the fourth quarter of 2001 due to credit risk considerations as a result of the high unemployment figures. Consumer loans in this segment decreased 1.4% while residential mortgage lending rose 2.0% in the same period. Nevertheless, Banefe's net income in the quarter increased 13.0% due to a higher net interest margin and a 11% decrease in operating expenses.

CUSTOMER FUNDS

Important increase in non-interest bearing liabilities

Funding	**Quarter ended,**			**Change %**	
(Ch$ million March 31, 2002)	**IQ 2002**	**IVQ 2001**	**IQ 2001**	**IQ 2002/2001**	**IQ/IVQ 2002/2001**
Non-interest bearing liabilities	975,113	796,180	773,843	26.0%	22.5%
Savings and time deposits	2,400,101	2,463,670	2,222,792	8.0%	(2.6%)
Total customer deposits	**3,375,214**	**3,259,850**	**2,996,635**	**12.6%**	**3.5%**
Mutual funds (quarterly average)	452,690	468,548	461,639	(1.9%)	(3.4%)
Total customer funds	**3,827,904**	**3,728,398**	**3,458,274**	**10.7%**	**2.7%**

Between December 31, 2001 and March 31, 2002 and total customer funds increased 2.7% with an important improvement in the funding mix. The 22.5% increase of non-interest bearing liabilities was mainly due to higher floating balances mainly among corporate clients as a result of the growth in the Bank's cash management services and the low monthly inflation rates in the quarter. Through the development of advanced cash management and payment services, the Bank has successfully positioned itself in this profitable line of business. The negative inflation rates also positively affected the growth rate of these funds.

The reduction in time deposits was mainly due to the lower interest and inflation rates, which made other investment alternatives more attractive. The 3.4% decrease in mutual funds managed was mainly due to a decrease in dollar funds and other fixed income funds.

PROVISION FOR LOAN LOSSES

Provision expense decreases 24.8% in the quarter

Provision for loan losses	**Quarter**			**Change %**	
(Ch$ million March 31, 2002)	**IQ 2002**	**IVQ 2001**	**IQ 2001**	**IQ 2002/2001**	**IQ/IVQ 2002/2001**
Total provisions and charge-offs	**13,379**	**11,349**	**17,795**	**(24.8%)**	**17.9%**
Provisions for loan losses	(3,208)	+8,486	(9,038)	(64.5%)	--
Charge-offs	(10,171)	(19,835)	(8,757)	16.1%	(48.7%)
Loan loss recoveries	2,944	3,586	2,879	2.3%	(17.9%)
Total loans	3,528,599	3,540,093	3,171,063	11.3%	(0.3%)
Total reserves for loan losses (RLL)	67,692	65,230	75,104	(9.9%)	3.8%
Past due loans (PDL)	50,373	48,069	50,391	(0.0%)	4.8%
PDL/Total loans	1.43%	1.36%	1.59%		
RLL/Past due loans	**134.4%**	**135.7%**	**149.0%**		
Risk index[4]	1.33%	1.30%	1.72%		
Risk Index Bank w/o Banefe	0.95%	0.90%	1.34%		
Risk Index Banefe	5.00%	5.19%	4.71%		

As a result of the improvements in asset quality, the brighter economic outlook for Chile and the proactive charge-off policy taken last year, provision expense decreased 24.8% compared to the first quarter of 2001. In this period the past due loans ratio decreased to 1.43% and the risk index decreased to 1.33%. It is also important to point out that in the first quarter of 2001 the Bank recognized Ch$4,784 million in voluntary provisions in the quarter, taking advantage of the important gains from mark-to market realized in that quarter. The coverage ratio of past due loans reached a comfortable level of 134.4% at the end of the present quarter.

4 Chilean banks are required to classify their outstanding loans on an ongoing basis for the purpose of determining the amount of loan loss reserves. Banks must evaluate the expected losses of their loan portfolio and set aside specific provisions against these losses. For example, a risk index of 1% implies that a bank is expecting to lose 1% of its loan portfolio. The risk index is the key measure used to monitor asset quality and is periodically reviewed by the Superintendence of Banks and Financial Institutions (SBIF), the industry's main regulator.

FEE INCOME

Growth in fee income led by retail products

Net Fee Income By Subsidiary	Quarter			Change %	
(Ch$ million March 31, 2002)	IQ 2002	IVQ 2001	IQ 2001	IQ 2002/2001	IQ/IVQ 2002/2001
Bank[1]	7,213	7,316	7,928	(9.0%)	(1.4%)
Banefe	2,275	2,349	2,441	(6.8%)	(3.2%)
Asset management	1,438	1,525	1,540	(6.6%)	(5.7%)
Insurance brokerage subsidiary	279	223	193	44.6%	25.1%
Total net fee income	**11,205**	**11,413**	**12,102**	**(7.4%)**	**(1.8%)**
Total net fee income (adjusted)[2]	**11,205**	**11,413**	**10,607**	**5.6%**	**(1.8%)**

1 Consumer and mortgage banking for middle and upper income individuals, corporate banking and middle market.

2 Adjusted for one-time fee income in first quarter of 2001 of Ch$1,495 million from fees for structuring an infrastructure bond.

Net fee income decreased 7.4% in the first quarter of 2002 compared to the same quarter of 2001. It is important to point out that in the first quarter of 2001 the Bank recognized a Ch$1,495 million fees for structuring an infrastructure bond. Infrastructure financing is currently the area of largest investment in Chile and still an important source of income for the Bank. For the rest of the year the Bank is expecting to conclude other similar operations which should result in a higher level of financial advisory fees.

Excluding this items, fee income increased 5.6% and continued to show healthy growth in other business areas. This reflects greater usage of the Bank's products and the successful efforts of attracting clients. Total clients in the Bank in twelve months have grown by 7.7% led by a 7.8% rise in retail clients.

Adjusted fee income at the Bank, excluding Banefe rose 12.1% compared to the first quarter of 2001. This strong increase in fee income reflects the Bank's success of emphasizing products and services in various business segments. Fees related to retail banking led this growth with strong rises in fees from ATMs (+9.0%) and checking accounts (+21.1%). Fees at Banefe decreased 6.8% in the first quarter of 2002 compared to the first quarter of 2001 due to lower credit card fees. These fees were negatively affected by the incorporation of VAT tax to credit card fees .

Fees recognized by the insurance brokerage subsidiary increased 44.6% in the first quarter of 2002 compared to the first quarter of 2001. The growth of fees in this subsidiary and the increase in insurance brokerage fees in the Bank and Banefe reflects the successful use of the branch network to sell insurance products and the increase in mortgage lending which requires life and casualty insurance. Fees from the Bank's mutual funds subsidiary decreased 6.6% compared to the first quarter of 2001. This fall can be explained by the 1.9% decrease in average volume managed in the first quarter 2002 compared to the same period of 2001.

OTHER OPERATING INCOME

Other operating income	Quarter			Change %	
(Ch$ million March 31, 2002)	IQ 2002	IVQ 2001	IQ 2001	IQ 2002/2001	IQ/IVQ 2002/2001
Net gain from trading and mark-to-market of securities	10,520	(7,682)	11,446	(8.1%)	--
Other	(2,075)	(10,339)	(367)	465.4%	(79.9%)
Total	**8,445**	**(18,021)**	**11,079**	**(23.8%)**	**--**

Other operating income, net totaled a gain of Ch$8,445 million in the quarter. The significant gain from trading and mark-to-market was mainly due to the fall in long-term interest rates in the quarter (a similar situation occurred in the first quarter of 2001) and gains from the securitization of Chile's sovereign bonds recognized by the securitization subsidiary. It is also important to point out that beginning in the fourth quarter of 2001 the Bank reclassified the variable portion of sales force expenses from administrative expenses to other operating income, net. This change in accounting procedure and the lower mark-to-market gains, explains the decrease in other operating income, net in the first quarter 2002 compared to the same period of 2001.

OTHER INCOME AND EXPENSES, PRICE LEVEL RESTATEMENT AND INCOME TAX

Other Income and Expenses	Quarter			Change %	
(Ch$ million March. 31, 2002)	IQ 2002	IVQ 2001	IQ 2001	IQ 2002/2001	IQ/IVQ 2002/2001
Recovery of loans	2,944	3,586	2,879	2.3%	(17.9%)
Non-operating income, net	474	(531)	(1,328)	--	--
Income attributable to investments in other companies	38	(74)	32	18.8%	--
Losses attributable to minority interest	(44)	(21)	(36)	22.2%	109.5%
Total other income	**3,412**	**2,960**	**1,547**	**120.6%**	**15.3%**
Price level restatement	1,170	(1,636)	(337)	--	--
Income tax	(6,043)	(3,836)	(5,262)	14.8%	57.5%

Total other income increased 120.6% when compared to the first quarter of 2001 mainly as a result of higher loan loss recoveries and higher gains from the sale of repossessed assets in the period, which are recorded as non-operating income, net.

The gain from price level restatement compared to the loss in the first quarter of 2001 was due to the negative inflation rate in the quarter. The Bank has to adjust its capital, fixed assets and other assets for the variations in price levels. Since the Bank's capital is larger than the sum of fixed and other assets, price level restatement is usually positive in periods of negative inflation. This partially offsets the negative impact of inflation on the Bank's net financial income, which includes the effects of the variation of price level on financial assets and liabilities.

Finally, income tax expense increased 14.8% compared to the first quarter of 2001 as the corporate tax rate in Chile increased in 2002 from 15% to 16%.

OPERATING EXPENSES AND EFFICIENCY

Tight control of operating expenses

Operating Expenses	**Quarter**			**Change %**	
(Ch$ million March 31, 2002)	**IQ 2002**	**IVQ 2001**	**IQ 2001**	**IQ 2002/2001**	**IQ/IVQ 2002/2001**
Personnel expenses	16,113	18,721	15,689	2.7%	(13.9%)
Administrative expenses	10,530	4,504	12,799	(17.7%)	133.8%
Depreciation and amortization	3,422	3,789	3,171	7.9%	(9.7%)
Operating expenses	**30,065**	**27,014**	**31,659**	**(5.0%)**	**(11.3%)**
Adjusted operating expenses	30,065	27,014	29,725	1.1%	(11.3%)
Efficiency ratio*	**41.8%**	**43.2%**	**39.8%**		
Efficiency ratio**	37.0%	37.1%	35.8%		

* Operating expenses/Operating income
** Excluding amortization and depreciation

In the first quarter of 2002 operating expenses decreased 5.0% and the efficiency ratio reached 41.8%. It is important to point out that in the fourth quarter of 2001 the Bank reclassified the variable sales force expenses from administrative expenses to other operating income, net. These costs mainly consist of the fee paid to the Bank's outsourced sales force for products sold to clients. Adjusting for this change in accounting, operating expenses grew 1.1% compared to the first quarter of 2001. Administrative expenses on an adjusted basis decreased 3.1%, reflecting the various actions being undertaken in order to improve efficiency, such as, modifying the branch format, centralizing back office functions and increasing the space dedicated to complementary channels such as ATMs, Internet and other automated terminals.

Personnel expenses only increased 2.7%, below the growth rate of net income. This low rise is in line with the low variation of the Bank's headcount in the last 5 years and was mainly produced by an increase in the variable portion of personnel salaries as retail activity increased in the quarter.

The decrease in operating expense in the first quarter of 2002 compared to the fourth quarter 2001 was mainly due to seasonal factors.

SHAREHOLDERS' EQUITY AND REGULATORY CAPITAL

The Bank to payout 100% of 2001 earnings. Dividend increases 90% compared to 2001

As of March 31, 2002, the Bank's shareholders' equity totaled Ch$478,473 million (US$720 million). The Bank's BIS ratio as of March 31, 2002 was 13.1% compared to the 8% minimum requirement and the Bank's Tier I ratio reached a solid level of 11.8%. The Bank's ROE in the first quarter was 24.2%. On April 17, 2002 the Bank held its annual shareholders' meeting and a dividend payout ratio over 2001 earnings of 100% was approved by shareholders. This is equivalent to Ch$3.66 per share and 90% higher than the dividend paid in 2001. This dividend will be paid to all shareholders on record on May 11, 2002.

Shareholders' equity	**Quarter ended**			**Change %**	
(Ch$ million March 31, 2002)	**IQ 2002**	**IVQ 2001**	**IQ 2001**	**IQ 2002/2001**	**IQ/IVQ 2002/2001**
Capital and Reserves	448,216	357,840	404,842	10.7%	25.3%
Fluctuation of financial investments	3,175	3,936	4,782	(33.6%)	(19.3%)
Net Income	27,082	92,093	25,992	4.2%	(70.6%)
Total shareholders' equity	**478,473**	**453,869**	**435,616**	**9.8%**	**5.4%**

The Bank's capitalization ratios as of March 31, 2002 were the following.

Capital Adequacy (Ch$ million March 31, 2002)	**March 31, 2002**	**As % of Risk-weighted assets**
Regulatory capital	502,729	13.1%
Minimum required	306,490	8.0%
Excess Capital	**196,239**	**5.1%**

After the Bank's dividend is paid capitalization ratios will remain at a level well above the minimum required.

RATINGS

In April the outlook for the Bank's international ratings were improved. The Bank's foreign currency ratings (A-) was placed on positive outlook by Standard and Poor's following a similar change for Chile's sovereign rating. This positive outlook on the bank's foreign currency rating indicates that if Chile's foreign currency rating were to be raised, the Bank's foreign currency rating would also be raised to the same level as their local currency ratings (single-A / A-1). At the same time Moody's (rating: Baa1) changed its outlook to positive for the Bank's financial strength rating (rating: C+). Finally, Fitch Ratings also affirmed Banco Santander Chile's rating (foreign currency long-term 'A-' , Outlook Stable).

INSTITUTIONAL BACKGROUND

As of March 31, 2002, and according to the latest figures published by the SBIF, the Bank was the third largest private bank in Chile in terms of loans, had the largest customer base with over 1,000,000 customers and one of the largest private distribution network with 179 branches and 508 ATMs. The Bank has the highest credit ratings among all Latin American banks with a Baa1 rating from Moody´s and A- ratings from Standard and Poor's and Fitch, which are the same ratings assigned to the Republic of Chile. In 2001 the Bank was chosen as the Best Bank in Chile by Euromoney and The Banker and the Best Bank in Internet by Global Finance.

Currently, the Bank has approximately 9,500 shareholders. The stock is traded on the New York Stock Exchange (NYSE: BSB) and the Santiago Stock Exchange (SSE: Santander). The Bank's principal shareholder is Santander Chile Holding, which directly and indirectly owns 74.65% of Banco Santander Chile. Santander Chile Holding is the largest financial holding in Chile and is owned by Santander Central Hispano S.A.

SIGNIFICANT EVENTS

Santander Central Hispano, as controlling shareholder of Banco Santander Chile, submitted for consideration to the Board of the Bank, to examine and determine the convenience of merging Banco Santander Chile and Banco Santiago in such as that it will optimize the value for all shareholders, creating a more efficient and more valuable entity. Santander Central Hispano has asked the Board of Directors of Banco Santander Chile to analyze the best alternative to maximize value for all shareholders, including the sale of redundant assets. In any case this will suppose:

1. Optimization of market share and business structure of the resulting entity;
2. Minimize the inconveniences that mergers produce for clients and employees derived from the closing of redundant branches and reorganization of central administrative offices;
3. Contribute to the development of the Chilean financial system through higher levels of efficiency; and
4. Generate the highest value possible for all shareholders and the best service for Chilean society.

The Board of Banco Santander Chile, together with approving the motion to initiate the analysis of a merger process submitted by its controlling shareholder, accorded the following:

(a) Hire an investment bank to prepare an independent report on the value of Banco Santander Chile and the share exchange ratio with respect to Banco Santiago that could be applied at the moment of the merger.

(b) Permit the representatives of the investment bank chosen by Banco Santiago to access the relevant information on Banco Santander Chile that will be necessary to adequately analyze the merger, subject to the signing of confidentiality agreements.

(c) Initiate regulatory procedures in Chile and internationally with the purposes of preparing all necessary information for an eventual merger.

Banco Santander Central Hispano -Leading Financial Group in Europe

Santander Central Hispano S.A., (Spanish markets: SCH; NYSE: STD) is the leading financial group in Spain and Latin America, the third largest by market capitalization in the Euro Zone and among the fifteen largest in the world. Santander Central Hispano offers a wide range of commercial and consumer banking services in Europe and Latin America, providing services to 36 million customers through more than 10,200 offices and 118,779 employees in 42 countries. According to its balance sheet as of September 30, 2001, Santander Central Hispano had $397 billion in total managed funds and $314 billion in assets.

Founded in 1857, Santander Central Hispano has a long connection with Latin America and a firm commitment that is reflected in the $17 billion invested in the region to date, with a policy of combining global balance sheet strength with local management and regional training.

The Group is present in 12 countries representing 98% of the region's GDP: Argentina, Bolivia, Brazil, Colombia, Chile, Mexico, Panama, Paraguay, Peru, Puerto Rico, Uruguay and Venezuela. The franchise comprises 16 banks, 9 pension fund managers, 12 mutual funds, 10 insurance companies, 12 brokerages and 9 leasing and factoring companies. In all, it has 23 million customers in the region and more than 4,600 offices.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(Adjusted for general price level changes and expressed in millions of constant Ch$ of March 31, 2002)

	31-Mar	31-Mar	31-Dic	31-Mar	% Change	% Change
	2002	2002	2001	2001	March 2002/2001	March 2002/ Dic. 2001
	US$ thousands	Ch$ millions	Ch$ millions	Ch$ millions		
ASSETS						
n and due from banks						
Noninterest bearing	734,822	488,245	428,831	386,570	26.3%	13.9%
Interbank deposits-interest bearing	98,543	65,476	22,109	95,748	-31.6%	196.2%
Total cash and due from banks	833,365	553,721	450,940	482,318	14.8%	22.8%
ncial investments						
Government securities	955,674	634,988	566,243	485,199	30.9%	12.1%
Investments purchased under agreements to resell	198,117	131,637	132,389	19,995	558.3%	-0.6%
Other financial investments	708,657	470,860	521,930	608,701	-22.6%	-9.8%
Investment collateral under agreements to repurchase	420,876	279,647	346,360	322,375	-13.3%	-19.3%
Total financial investments	2,283,324	1,517,132	1,566,922	1,436,270	5.6%	-3.2%
ns, net						
Commercial loans	2,069,100	1,374,793	1,360,269	1,209,411	13.7%	1.1%
Consumer loans	514,504	341,857	334,641	344,318	-0.7%	2.2%
Mortgage loans (Residential and general purpose)	785,931	522,204	534,441	529,054	-1.3%	-2.3%
Foreign trade loans	540,631	359,217	362,277	296,882	21.0%	-0.8%
Interbank loans	79,837	53,047	53,055	18,456	187.4%	0.0%
Leasing	192,180	127,692	128,403	117,087	9.1%	-0.6%
Other outstanding loans	591,156	392,788	371,278	325,686	20.6%	5.8%
Past due loans	75,813	50,373	48,069	50,391	0.0%	4.8%
Contingent loans	461,483	306,628	347,660	279,778	9.6%	-11.8%
Reserve for loan losses	(101,878)	(67,692)	(65,230)	(75,104)	-9.9%	3.8%
Total loans, net	5,208,757	3,460,907	3,474,863	3,095,959	11.8%	-0.4%
er assets						
Assets for leasing	9,126	6,064	776	1,743	247.9%	681.4%
Foreclosed assets	22,124	14,700	18,124	14,615	0.6%	-18.9%
Bank premises and equipment	165,872	110,212	111,512	110,961	-0.7%	-1.2%
Investments in other companies	2,339	1,554	1,575	1,488	4.4%	-1.3%
Other	513,185	340,981	217,465	215,434	58.3%	56.8%
Total other assets	712,646	473,511	349,452	344,241	37.6%	35.5%
TOTAL ASSETS	9,038,094	6,005,271	5,842,177	5,358,788	12.1%	2.8%

BANCO SANTANDER - CHILE, AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS
(Adjusted for general price level changes and expressed in millions of constant
Ch$ of March 31, 2002)

	31-Mar	31-Mar	31-Dic	31-Mar	% Change	% Change
	2002	2002	2001	2001	March 2002/2001	March 2002/ Dic. 2001
LITIES AND SHAREHOLDERS' EQUITY	US$ thousands	Ch$ millions	Ch$ millions	Ch$ millions		
sits						
Ioninterest bearing						
Current accounts	651,051	432,584	425,615	418,825	3.3%	1.6%
Bankers drafts and other deposits	816,521	542,529	370,565	355,018	52.8%	46.4%
	1,467,572	975,113	796,180	773,843	26.0%	22.5%
nterest bearing						
Savings accounts and time deposits	3,612,216	2,400,101	2,463,670	2,222,792	8.0%	-2.6%
Total deposits	5,079,788	3,375,214	3,259,850	2,996,635	12.6%	3.5%
r interest bearing liabilities						
Banco Central de Chile borrowings						
Credit lines for renegotiation of loans	5,417	3,599	3,987	4,942	-27.2%	-9.7%
Other Banco Central borrowings	38,810	25,787	16,581	18,697	37.9%	55.5%
Total Banco Central borrowings	44,227	29,386	20,568	23,639	24.3%	42.9%
Investments sold under agreements to repurchase	501,094	332,947	428,445	327,627	1.6%	-22.3%
Mortgage finance bonds	830,898	552,082	565,455	551,023	0.2%	-2.4%
Other borrowings						
Bonds	297,064	197,381	196,831	207,821	-5.0%	0.3%
Subordinated bonds	261,297	173,616	169,226	163,068	6.5%	2.6%
Borrowings from domestic financial institutio	73,811	49,043	76,203	21,673	126.3%	-35.6%
Foreign borrowings	156,020	103,666	105,446	8,753	1084.3%	-1.7%
Other obligations	69,985	46,501	47,022	52,606	-11.6%	-1.1%
Total other borrowings	858,177	570,207	594,728	453,921	25.6%	-4.1%
Total other interest bearing liabilities	2,234,396	1,484,622	1,609,196	1,356,210	9.5%	-7.7%
er liabilities						
Contingent liabilities	461,923	306,920	347,606	279,720	9.7%	-11.7%
Other	540,927	359,413	171,069	290,070	23.9%	110.1%
Minority interest	947	629	587	537	17.1%	7.2%
Total other liabilities	1,003,797	666,962	519,262	570,327	16.9%	28.4%
reholders' equity						
Capital and reserves	679,356	451,391	361,776	409,624	10.2%	24.8%
Income for the year	40,759	27,082	92,093	25,992	4.2%	-70.6%
Total shareholders' equity	720,115	478,473	453,869	435,616	9.8%	5.4%
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	9,038,094	6,005,271	5,842,177	5,358,788	12.1%	2.8%



Banco Santander Chile

April 29, 2002

Mr. Alex Ibrahim
Client Services
NYSE International
11 Wall Street
23rd Floor
New York, NY 10005
USA

Ref.: Banco Santander Chile S.A. Announcement of Annual Dividend

Dear Sir,

Please be informed that, at the Shareholders' Meeting held on April 17, 2002, it was decided that in accordance with the Company's dividend policy, a dividend will be paid to all shareholders on record on May 11, 2002.

The dividend corresponds to a gross dividend of Ch$3.656116294 per share and will be paid in Chile on May 17, 2002.

The net dividend payable after withholding tax will be the following:

	Amount per share (Chilean pesos)
Gross Dividend	$ 3.656116294
Net Withholding Tax (23,529%)	$ 0.860264055
Net Dividend Payable	$ 2.795852239

Sincerely,



Roberto Jara
Accounting Manager



c.c.: Bank of New York
c.c.: SEC
c.c.: Davis&Polk